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CHRISTOPHER P. HARVEY

christopher.harvey@dechert.com
+1 617 728 7167 Direct
+617 275 8390 Fax
August 26, 2011
VIA EDGAR
Ms. Becky Marquigny
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	John Hancock Variable Insurance Trust (“Registrant”) File No. 333-175558; Form N-14 filed on EDGAR on July 14, 2011
Dear Ms. Marquigny:
     This letter responds to the comments to Registrant’s registration statement and proxy solicitation materials on Form N-14 (the “Proxy Statement/Prospectus”) for Registrant, with respect to the separate reorganizations (each, a “Reorganization”) of each of its separate series American Bond Trust and Core Diversified Growth & Income Trust (each, an “Acquired Fund”) with and into its separate series Bond Trust and Lifestyle Growth Trust (each, an “Acquiring Fund”), respectively. These comments were provided to Philip T. Hinkle and Christopher D. Carlson of Dechert LLP (“Dechert”) by telephone on August 10, 2011 by Ms. Marquigny of the staff of Securities and Exchange Commission (the “SEC Staff”). Changes in disclosure resulting from accepted comments are reflected in a definitive copy of the Proxy Statement/Prospectus filed with the Commission pursuant to Rule 497 under the Securities Act of 1933, as amended (“1933 Act”).
Effective Date of Registration Statement
1. SEC Staff Comment: The proposed effective date listed on the facing page of the Proxy Statement/Prospectus is August 15, 2011 and the date of the Proxy Statement/Prospectus is August 23, 2011. Please reconcile the two dates.
US Austin Boston Charlotte Hartford Los Angeles New York Orange County Philadelphia Princeton San Francisco Silicon Valley Washington DC EUROPE Brussels Dublin London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

     Response: The Proxy Statement/Prospectus will be dated as of its actual issuance date, after reflecting the responses provided herein and after other necessary changes. Rule 423 under the 1933 Act requires that a prospectus be dated approximately as of its effective date except that a revised prospectus may be dated as of its issuance date.
General Comments
2.a. SEC Staff Comment: The Proxy Statement/Prospectus includes references to the replacement of Series I shares issued by an Acquiring Fund with certain NAV shares issued by the same Acquiring Fund (the “Replacements”). Please explain whether the Proxy Statement/Prospectus seeks voting instructions regarding any such Replacements, and, if so, the basis for soliciting instructions from Series I shareholders in the aggregate rather than soliciting instructions from the contract owners whose shares will be replaced with NAV shares separately from the other contract owners. If the Replacements are not a part of the Reorganizations, please explain the reason that the Registrant believes that soliciting instructions from contract owners or requesting exemptive relief regarding the Replacements is not required.
     Response: The Proxy Statement/Prospectus does not seek any voting instructions, separate or otherwise, regarding the Replacements. The Replacements are not part of the Reorganization. Instead, they are expected to take place after the applicable Reorganization by means of redemption transactions by the relevant separate accounts of the Acquiring Fund Series I shares received in the Reorganizations, followed by purchases of NAV shares having equivalent value. They are solely the result of product features associated with the particular life insurance policies (to which the Trust is not a party), which features contemplate investment in NAV shares of the Registrant where available. The Replacements are not the result of any features of the terms of Series I shares of the Acquired Funds. The Reorganizations would occur as described in the Agreements and Plans of Reorganization regardless of whether the Replacements were expected to occur or whether the Replacements in fact occur. As a result, no separate voting instructions are sought in connection with the Reorganization from contract owners who will and will not experience Replacements.
     Furthermore, the Replacements are expected to be effected after each Reorganization without instruction from the relevant contract owners or a substitution order under Section 26(c) of the Investment Company Act of 1940, as amended, (the “1940 Act”) from the Securities and Exchange Commission (the “SEC”) in reliance upon the Staff’s AIG Life Insurance Co. (pub. avail. Nov. 6, 2001) no-action letter. The present case presents facts similar to those presented within the AIG letter in that the Replacements involve only “replacing a class of fund shares with higher total expenses with a class of shares of the same fund with lower total expenses.” Thus, the Replacements do not involve any of the abuses that Section 26(c) of the 1940 Act was designed to prevent. The Replacements will not result in any additional cost for the owners of the affected variable life insurance policies or for an Acquiring Fund. In fact, as a result of the expected Replacements, affected policy holders will have policy values invested in a lower expense class than would have been the case otherwise.
2.b. SEC Staff Comment: Please disclose the name of the Funds’ administrator (or entity performing similar functions), as required under Item 27(a)(3)(i) of Schedule 14A, the requirements of which are incorporated in Form N-14 by General Instruction D.
     Response: Accepted.
Cover of the Proxy Statement/Prospectus
3. SEC Staff Comment: Page 2 of the cover to the Proxy Statement/Prospectus indicates that Registrant’s Semi-Annual Report for the fiscal period ended June 30, 2011 is expected to be mailed to shareholders on or about September 1, 2011. If the Semi-Annual Report discusses Board approval of a Reorganization, please consider adding the same information here or consider mailing the Proxy Statement/Prospectus to shareholders at the same time as Registrant mails the Semi-Annual Report.
     Response: The Board’s approval of the Reorganizations is not discussed in the Semi-Annual Report. Therefore, no references to that report have been added.
4.a. SEC Staff Comment: Please condense the information required under Item 1(b) of Form N-14 into a single page per the instruction in Item 1(b) that the “outside front cover page” of the Proxy Statement/Prospectus should contain the information required under Item 1(b).
     Response: Accepted.
4.b. SEC Staff Comment: Page 2 of the cover to the Proxy Statement/Prospectus instructs contract owners to write to the Adviser “at the address stated above” to receive a copy of the Registrant’s Statement of Information (“SAI”). The SEC Staff believes that, if the Adviser’s address appears on a prior page of the cover, it may be confusing to shareholders and requests that the address be located on the same page as the disclosure instructing contract owners the address at which to write the Adviser for a copy of the Registrant’s SAI (unless this statement appears on the same page as the address as a result of revisions per SEC Staff Comment 4.a.).
     Response: This statement now appears on the same page as the address as a result of revisions per previous accepted SEC Staff Comment 4.a.
Introduction to the Proxy Statement/Prospectus
5. SEC Staff Comment: Page 1 of the Proxy Statement/Prospectus states that the Registrant may sell shares of the Funds to “insurance companies and their separate accounts as the underlying investment media for variable annuity and variable life insurance contracts, certain entities affiliated with the insurance companies and other funds of JHVIT that operate as funds of funds.” The SEC Staff notes that sales of the Funds’ shares to certain of these entities may be prohibited by the 1940 Act unless exemptive relief for mixed and shared funding is obtained. Please confirm that the Registrant has obtained such relief and that such sales are permissible or clarify the identities or categories of the entities to which the Funds’ shares may be sold so that the SEC Staff can ascertain that such sales are not prohibited.
     Response: The sale of the Funds’ shares to the entities in the disclosure referred to on Page 1 is permitted by the 1940 Act and by an order granting an application for mixed and shared funding exemptive relief dated April 11, 2003, as amended (File No. 812-12900).1 Page 1 of the Proxy Statement/Prospectus has been revised to clarify that shares of JHVIT may also be sold to unaffiliated insurance companies and their separate accounts and certain qualified pension and retirement plans but are not currently offered to such investors.
6. SEC Staff Comment: Please revise the fourth sentence of the last paragraph on page 2 of the Proxy Statement/Prospectus to distinguish between expenses of the Reorganization and transitioning costs.

[1]	SEC Rel. No. IC-26064 (May 30, 2003); see also SEC Rel. No. IC-26041 (May 1, 2003) (notice).

     Response: Core Diversified Growth & Income Trust is a fund of funds and incurs no brokerage or transaction costs in purchasing and selling shares of the underlying funds. Likewise, American Bond Trust is a part of a master-feeder fund structure and incurs no brokerage or transaction costs in purchasing and selling shares of the master fund in which it invests. Therefore, the Registrant does not expect to incur brokerage or transaction costs upon the sale of holdings that will occur prior to each Reorganization. Further, the Registrant does not expect to incur brokerage or transaction costs in the event an Acquired Fund purchases short-term portfolio investments or holds cash in anticipation of a Reorganization, as separate brokerage or transition costs are generally not incurred in such transactions.
Overview of Proposal 1 and Proposal 2
7.a. SEC Staff Comment: For both proposals, please state whether distribution, purchase and redemption procedures and the exchange rights are the same for the Acquiring Fund as for the Acquired Fund per the requirement of Item 3(b)(2) of Form N-14.
     Response: Accepted. The Proxy Statement/Prospectus has been revised so that it now states immediately prior to the “Overview of the Reorganizations—Principal Risks of Investing in the Funds” section for each Reorganization that the distribution, purchase and redemption procedures of each applicable Acquired and Acquiring Fund, and the exchange rights of the corresponding class of each applicable Acquired and Acquiring Fund, are the same.
7.b. SEC Staff Comment: For both proposals, confirm that the disclosure of principal risks applicable to each Acquiring Fund that are not applicable to the relevant Acquired Fund are disclosed as such in the Proxy Statement/Prospectus.
     Response: Registrant confirms that the disclosure of principal risks applicable to each Acquiring Fund that are not applicable to the relevant Acquired Fund is accurate.
7.c. SEC Staff Comment: For both proposals, in the section entitled “Performance,” please confirm that the narrative disclosure and footnotes describing any adjustments or non-adjustments for 12b-1 fees for pre-inception performance of a class are accurate and consistent with the information presented in the bar charts and tables to which they relate.

     Response: Registrant has modified the disclosure to tailor the descriptions of the adjustments and non-adjustments for 12b-1 fees for each applicable class’s pre-inception performance. Registrant has also clarified the related footnotes. Registrant confirms that the disclosure and footnotes are accurate.
7.d. SEC Staff Comment: For both proposals, for each Fund that describes investments in derivatives investments, please confirm that the Registrant has considered whether that Fund’s disclosure regarding its use of derivatives is appropriate. Please see Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010) (the “Derivatives Disclosure Letter”).
     Response: Registrant confirms that it has reviewed the derivatives disclosure included in the Proxy Statement/Prospectus and has determined that it is consistent with the views set forth in the Derivatives Disclosure Letter.
8. SEC Staff Comment: For both proposals, please add the disclosure statement required under Item 8 of Form N-1A regarding financial intermediary compensation or direct the SEC Staff’s attention to the required disclosure.
     Response: Registrant notes that the section entitled “Additional Information About the Funds – Broker Compensation and Revenue Sharing Arrangements” already contains the required disclosure. Registrant further notes that the disclosure required by Item 8 of Form N-1A is included in the disclosure required by Item 5 of Form N-14, which does not require that the Item 8 disclosure be included in the section of the Proxy Statement/Prospectus summarizing the proposals, which summary is governed by Item 4 of Form N-14.
Shareholder and Voting Information
9. SEC Staff Comment: In connection with the discussion of “quorum” on page 53, the Proxy Statement/Prospectus states that an insurance company will vote shares of the Acquired Funds held in its accounts, “for which no voting instructions are timely received, in the same proportion as the instructions received from contract owners participating in all its Registered Accounts.” Please add an explanation here if, as a result of this voting practice, the quorum provision would always result in a meeting achieving a quorum.
     Response. Accepted. The Proxy Statement/Prospectus now includes the following statement: “Because shares for which voting instructions are not timely received will nevertheless be voted in proportion to votes each of John Hancock USA and John Hancock NY receives, all shares will be voted at the meeting and thus the presence of a quorum is assured.”
Part C
10. SEC Staff Comment: Please identify which subsections of Exhibits 1 and 2 of Part C of the Proxy Statement/Prospectus are relevant to the Acquiring Funds as noted in Exhibit 5 of the Part C. Please also confirm that the reference in Exhibit 5 to post-effective amendment no. 38 to the Registrant’s registration statement is correct and note the related accession number. Otherwise, please delete this reference to this exhibit.
     Response: The relevant subsections are (a), (m) and (n) of Exhibit 1 and (a) and (b) of Exhibit 2. The relevant accession number for post-effective amendment no. 38 referred to in Exhibit 5 is 0000950135-97-003874. As the Registrant does not intend to file a pre- or post-effective amendment to the Form N-14 Registration Statement, no change is made to the Part C at the present time. In future registration statements filed by the Registrant on Form N-14, the relevant subsections will be identified.
Accounting Comments
Fee Table
11.a. SEC Staff Comment: For proposal 1, please delete the caption “Net Operating Expenses” and related column given that no expense reduction is reflected in the fee table.
     Response. Accepted.
11.b. SEC Staff Comment: For proposals 1 and 2, the paragraph preceding the fee table refers to the Replacement that will follow the Reorganization. Please explain supplementally whether the Replacement will change the fees for relevant shareholders.

If the Replacement will cause fees to materially increase, please restate the fee table to reflect such change.
     Response: Please see Registrant’s response to SEC Staff Comment 2.a. above. The expenses of NAV shares are lower than the expenses Series I shares. Therefore, there will be no increase in expenses as a result of the Replacement.
11.c. SEC Staff Comment: For proposal 1, the paragraph following the fee table on page 6 reflects reductions in expenses due to economies of scale and should be deleted. Please note that the instructions to Item 3 of Form N-1A do not permit a restatement of Annual Fund Operating Expenses due to economies of scale.
     Response: The Staff’s comment appears to be based on General Instruction 3(b) to Form N-1A, which states that Items 2 through 8 of Form N-1A may not include disclosure other than that required or permitted by those Items, in addition to Form N-14’s direct reference to the Item 3 of Form N-1A. Form N-14 does not specifically incorporate General Instruction 3(b) to Form N-1A, however. Nor is the Registrant attempting to restate the operating expenses shown in the table for economies of scale as would be precluded by Instruction 3(d)(iii) of Form N-1A Item 3. Instead, this disclosure provides accurate and informative disclosure in addition to that required by Item 3 of Form N-1A. Accordingly, no change has been made in response to this comment.
11.d. SEC Staff Comment: For proposal 2, if Series III and NAV shares of the Acquired Fund are still available for purchase by contract owners, it is possible that such shares may be purchased before the Record Date and, therefore, would participate in the Reorganization. If so, these share classes should be reflected in the fee table and expense example. In addition, disclosure should be added to explain which shares of the Acquiring Fund will be received by shareholders of these Acquired Fund shares.
     Response: The Registrant confirms that these classes were closed prior to the Record Date. Therefore, the Registrant has not modified this disclosure.
11.e. SEC Staff Comment: For proposal 2, the “Other Expenses” and “Acquired Fund Fees and Expenses” (“AFFE”) captions of the fee table should be disclosed in separate columns of the fee table. Note that Form N-1A permits aggregation of these expenses only when AFFE do not exceed 0.01% of average net assets of a fund.

     Response: Accepted.
Performance Information
12.a. SEC Staff Comment: For proposal 1, in the Average Annual Total Return Table on pages 8-9, please show the inception date of the Acquired Fund’s benchmark index as “N/A.”
     Response: Accepted.
12.b. SEC Staff Comment: For proposal 2, in the narrative at the beginning of “Performance,” please delete references to the master fund since neither the Acquired Fund nor the Acquiring Fund is a master or feeder-type fund.
     Response: Accepted.
12.c. SEC Staff Comment: In “Federal Income Tax Consequences” on page 25, please state whether the Reorganization will qualify as a tax-free reorganization under Section 368 of the Internal Revenue Code (“Code”) and describe the tax attributes resulting from qualification or non-qualification, as applicable. Please also describe the potential loss or limitation of the use of capital loss carry forwards after each Reorganization. For reference, please see the section entitled “Federal Income Tax Consequences” of Registrant’s proxy statement/prospectus filed with the SEC on Form N-14 on July 7, 2010 under file no. 333-168007.
     Response: Registrant submits that Item 4 of Form N-14 requires simply an “outline of the material features of the transaction, including . . . the federal income tax consequences, if any, to security holders . . .” Registrant submits that, in the context of an insurance dedicated fund, such as the Acquiring and Acquired Funds, “security holders” logically refers to the contract owners to whom the Proxy Statement/Prospectus is addressed. The second sentence of this section fully satisfies this requirement, stating:
As a condition to the consummation of each Reorganization, JHVIT also will have received one or more opinions of Dechert LLP, dated on or before the Effective Time of the Reorganization, addressed to and in form and substance satisfactory to JHVIT that, assuming the variable contracts and the insurance companies issuing them are properly structured under the insurance company provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the Reorganization will not be a taxable event for contract owners whose contract values are determined by investment in shares of the applicable Acquired Fund.
Dechert’s draft opinion, filed as an exhibit to the N-14 Registration Statement, conforms to this disclosure.
     Capital loss carry forwards are not at all relevant to the contract owners and, thus, are not required to be discussed by Item 4. They are only relevant to the insurance companies who are the actual shareholders of the Acquiring and Acquired Funds.
     Finally, the litany of consequences cited in the precedent are likewise relevant only to the insurance companies who are the actual shareholders of the Acquiring and Acquired Funds. They are not relevant to contract owners to whom the Proxy Statement/Prospectus is addressed.
     Registrant submits that inclusion of capital loss carry forwards and other consequences that have no relevance to the contract holders to whom the Proxy Statement/Prospectus is addressed is not required by Form N-14 and is not necessary for contract owners to understand the consequences to them of the transaction.
13. SEC Staff Comment: In the section entitled “Capitalization,” the caption to the adjustments row to the capitalization table for proposal 2 on page 27 states that the reduction reflects the redemption of all Series III and NAV shares. However, this redemption of all Series III and NAV shares is not reflected in the adjustments shown. Please confirm and make any necessary adjustment.
     Response: Accepted.
14. SEC Staff Comment: To the extent holdings of an Acquired Fund will need to be sold to comply with the investment policies of the applicable Acquiring Fund, discuss the impact of this disposition on the information in the pro forma financial statements.
     Response: Please see Registrant’s response to Staff Comment 6 above. Core Diversified Growth & Income Trust is a fund of funds and incurs no brokerage or transaction costs in purchasing and selling shares of the underlying funds. Likewise,

     American Bond Trust is a part of a master-feeder fund structure and incurs no brokerage or transaction costs in purchasing and selling shares of the master fund in which it invests. Therefore, the sale of holdings that will occur prior to each Reorganization will have no impact on the information in the pro forma financial statements.
* * *
     We hope that the foregoing is responsive to your request made on August 10, 2011. Please do not hesitate to contact the undersigned at 617.728.7167 if you have any questions concerning the foregoing. The Registrant acknowledges that:
•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in Proxy Statement/Prospectus;

•	the effectiveness of Proxy Statement/Prospectus will not foreclose the SEC from taking any action with respect to the registration statement; and

•	the Registrant may not assert the effectiveness of Proxy Statement/Prospectus as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

Sincerely,
/s/ Christopher P. Harvey
Christopher P. Harvey